FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
 (Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated March 22, 2017 of Diana Containerships Inc. (the "Company") announcing a securities offering of up to US$150 million.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission with an effective date of August 13, 2014, and the Company's registration statement on Form F-3 (File no. 333-215748), filed with the U.S. Securities and Exchange Commission with an effective date of March 7, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: March 22, 2017	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

Corporate Contact: Ioannis Zafirakis Director, Chief Operating Officer and Secretary Telephone: + 30-216-600-2400 Email: izafirakis@dcontainerships.com Website: www.dcontainerships.com
For Immediate Release
Investor and Media Relations: Edward Nebb Comm-Counsellors, LLC Telephone: + 1-203-972-8350 Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. ANNOUNCES
UP TO US$150 MILLION SECURITIES OFFERING

ATHENS, GREECE, March 22, 2017 – Diana Containerships Inc. (NASDAQ: DCIX), (the "Company"), a global shipping company specializing in the ownership of containerships,  announced today that the Company has entered into a Securities Purchase Agreement with Kalani Investments Limited, an entity organized in the British Virgin Islands ("Kalani") that is not affiliated with the Company, for the sale of 3,000 newly-designated Series B-1 Convertible Preferred Shares, preferred warrants to purchase 6,500 Series B-1 Convertible Preferred Shares and preferred warrants to purchase 140,500 newly-designated Series B-2 Convertible Preferred Shares.

The B-1 Convertible Preferred Shares, the Series B-1 Preferred Warrants (and the Series B-1 Preferred Stock issuable upon exercise of such warrants) will be issued to Kalani through a registered direct offering pursuant to a Form F-3 shelf registration statement the Company currently has on file with the U.S. Securities & Exchange Commission ("SEC"). The Series B-2 Preferred Warrants will be issued to Kalani in a private placement pursuant to Regulation S and the Series B-2 Preferred Stock issuable upon exercise of the Series B-2 Preferred Warrants shall be registered for issuance by the Company after the closing in accordance with registration rights set forth in the definitive documentation.

The gross proceeds from the sale of the 3,000 Series B-1 Convertible Preferred Shares will be approximately US$3.0 million. The company may further receive an aggregate of US$6.5 million if all of the Series B-1 Preferred Warrants are exercised and further receive an aggregate of US$140.5 million if all of the Series B-2 Preferred Warrants are exercised, for total proceeds of US$150.0 million. The Company intends to use the net proceeds from the sale of the offered securities for general corporate purposes and/or to repay indebtedness under one or more of our existing credit facilities, although the Company has no present agreements to do so.

Our common shares are listed on The Nasdaq Global Select Market under the symbol "DCIX." Currently the Company has 9,361,274 common shares issued and outstanding. On March 21, 2017, the last reported sale price of our common stock was US$2.28 per share. The Series B-1 Convertible Preferred Shares, Series B-2 Convertible Preferred Shares, Series B-1 Preferred Warrants and Series B-2 Preferred Warrants will not be listed on any national securities exchange. There is no established public trading market for the Series B-1 Convertible Preferred Shares, Series B-2 Convertible Preferred Shares, Series B-1 Preferred Warrants and Series B-2 Preferred Warrants and the Company does not expect a market to develop. The Company expects to issue the Series B-1 Convertible Preferred Shares to Kalani on or about March 24, 2017.

Apart from the transaction described in this press release, the Company is not aware of any other news that would result in the increased trading activity of its stock or a fluctuation of its stock price.

The following summary of the terms of the securities in this offering does not purport to be complete and is qualified in its entirety by the transaction documents filed on a Foreign Report on Form 6-K filed on March 21, 2017.

Series B-1 Convertible Preferred Shares

We are initially issuing 3,000 shares of Series B-1 Convertible Preferred Shares at an aggregate gross sale price of US$3.0 million at closing, and will have 6,500 additional shares of Series B-1 Convertible Preferred Shares available for issuance upon Kalani's exercise of the B-1 Preferred Warrants, described below, under our currently effective shelf registration statement. The Series B-1 Convertible Preferred Shares are convertible at any time at the option of the holder into common shares at an initial conversion price of US$7.00 per common share, provided that a certain minimum trading volume of our common shares on the conversion date is met. At the option of Kalani, the Preferred Stock may be alternatively converted into common shares at a per-share price equal to the higher of (i) 92.25% of the lowest daily volume weighted average price on any trading day during the 5 consecutive trading day period ending on and including the conversion date and (ii) US$0.50. Kalani may elect to convert the Preferred Stock into shares of Common Stock at the conversion price or alternate conversion price then in effect, at any time.

Series B-1 Preferred Warrants

The Series B-1 Preferred Warrants will be exercisable into up to 6,500 Series B-1 Convertible Preferred Shares at any time at the option of the holder thereof at an exercise price of US$1,000 per Series B-1 Convertible Preferred Share, and shall expire two years after the date of issuance. The Series B-1 Preferred Warrants and Series B-1 Preferred Stock issuable upon exercise of the Series B-1 Preferred Warrants shall be issued pursuant to the Company's F-3 registration statement.

Series B-2 Convertible Preferred Shares

We are not presently issuing any Series B-2 Convertible Preferred Shares, but 140,500 Series B-2 Convertible Preferred Shares are available to be issued upon exercise of our Series B-2 Preferred Warrants (as described below) at an exercise price of US$1,000 per Series B-2 Convertible Preferred Share at any time at the option of the holder and are convertible in common shares on the same terms as the Series B-1 Convertible Preferred Shares.

Series B-2 Preferred Warrants

The Series B-2 Preferred Warrants will be exercisable into up to 140,500 Series B-2 Convertible Preferred Shares at any time at the option of the holder thereof at an exercise price of US$1,000 per Series B-2 Convertible Preferred Share, and shall expire two years after the date of issuance. The Series B-2 Preferred Warrants are being issued in a private placement pursuant to Regulation S of the Securities Act of 1933, as amended, and the Series B-2 Preferred Stock issuable upon exercise of the Series B-2 Preferred Warrants shall be registered for issuance by the Company after the closing in accordance with registration rights set forth in the definitive documentation.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers of securities will be made only by means of a prospectus supplement and accompanying base prospectus. A shelf registration statement on Form F-3 (File No. 333-202821), including a base prospectus, relating to the securities being offered has been filed with the SEC and declared effective. A prospectus supplement relating to the offering is being filed by the Company with the SEC. Copies of the prospectus supplement, together with the accompanying base prospectus, can be obtained at the SEC's website at http://www.sec.gov or from Diana Containerships Inc., Pendelis 18, 175 64 Palaio Faliro, Athens, Greece. Attention: Investor Relations.

About the Company

Diana Containerships Inc. is a global provider of shipping transportation services through its ownership of containerships. The Company's vessels are employed primarily on time charters with leading liner companies carrying containerized cargo along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel  breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.